UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

MOUNT KNOWLEDGE HOLDINGS INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

621783 109

 (CUSIP Number)

Pier S. Bjorklund

205 Worth Avenue, Suite 201

Palm Beach, FL 33480

(561) 228-4107

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

(Amendment No. _)

CUSIP NO. 621783 109

1		NAME OF REPORTING PERSON Birch First Global Exempt Fund Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b) X*
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States Virgin Islands
	7	SOLE VOTING POWER 5,728,209
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 5,728,209
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,999,263
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.38%
14	TYPE OF REPORTING PERSON IN

* The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

 CUSIP NO. 621783 109

1		NAME OF REPORTING PERSON Birch First Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b) X*
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
	7	SOLE VOTING POWER 271,054
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 271,054
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,999,263
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.38%
14	TYPE OF REPORTING PERSON IN

* The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

Item 1. Security and Issuer.

This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Mount Knowledge Holdings, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 10333 E. Dry Creek Rd., Suite 200. Englewood, CO 80112.

Item 2.   Identity and Background.

(a) (b) (c)

This statement is filed by Birch First Global Exempt Fund Inc., and Birch First Advisors LLC (collectively the "Reporting Person").

The address for the Reporting Person is at 205 Worth Avenue Suite 201, Palm Beach, FL 33480.

Pier S. Bjorklund is the principal of the Reporting Person (the “Principal”). His business address is 205 Worth Avenue Suite 201, Palm Beach, FL 33480.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is domiciled in the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

Corporate funds were used to purchase the securities described herein.

Item 4. Purpose of Transaction.

The Reporting Person acquired the securities referenced in Item 3 above solely for the purpose of investment.

The Reporting Person intends to review his investment in the Company from time to time. Subject to the limitations set forth herein and depending upon (i) the price and availability of the Common Stock, (ii) subsequent developments affecting the Company, (iii) the Company’s business and prospects, (iv) other investment and business opportunities available to the Reporting Persons, (v) general stock market and economic conditions, (vi) tax considerations, and (vii) other factors deemed relevant, the Reporting Persons may decide to convert and/or exercise all or a portion of the Warrant, or other warrants or stock options held by the Reporting Person and/or increase or decrease the size of his investment in the Company and/or make a proposal with respect to a recapitalization of the Company or similar transaction.

Except as described in this Schedule 13D, the Reporting Persons has no present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more of such actions.

Item 5. Interest in Securities of the Issuer.

(a) and (b)  As of December 22, 2014 (the “Effective Date”) there were 20,420,208 shares of Common Stock issued and outstanding, pursuant to a reverse split of the Issuer’s Common Stock of 10 shares for 1 share, as set forth in the Form 8-K filed by the Issuer December 15, 2014.

Pier Bjorklund is the sole control person of Birch First Global Exempt Fund Inc. and Birch First Advisors LLC and therefore has the sole dispositive power over all the shares as reported herein.

(c)           Except as set forth in this Statement, there have been no sales or purchases with respect to the Issuer's Shares effected during the past sixty days by any of the Reporting Persons listed in (a) above.

(d)           No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, his shares of Common Stock.

(e)           Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.  Material to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2015

Birch First Global Exempt Fund Inc.

/S/ Pier S. Bjorklund

Pier S. Bjorklund, President

Birch First Advisors LLC

/S/ Pier S. Bjorklund

Pier S. Bjorklund, Manager

/S/ Pier S. Bjorklund

Pier S. Bjorklund, Individually